UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA” or the “Company”), in compliance with the Spanish securities market legislation, hereby proceeds to notify the following:

INSIDE INFORMATION

Further to the notice of inside information dated 19 December 2025, with CNMV registration number 3046 (the “II for the Execution of the First Tranche”), the Board of Directors of BBVA, at its meeting held on 29 April 2026, has resolved to carry out a third tranche of the share buyback program (the “Third Tranche”) within the Program Scheme1 , in accordance with the provisions of Regulation (EU) No. 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse and Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 (together, the “Regulations”), with a view to reducing BBVA’s share capital, and pursuant to the terms and conditions set out below :

Purpose:	To reduce BBVA’s share capital by cancelling the shares acquired.

Maximum cash amount:	The maximum aggregate cash amount will be up to EUR 1,460 million.

Maximum number of shares:	The maximum number of BBVA shares to be acquired may not exceed 429,552,243.

Start of the execution:	Execution will start on 6 May 2026.

End of the execution:	The Third Tranche will end no earlier than 2 July 2026 and no later than 3 August 2026[2] and, in any event, when within such period the maximum cash amount is reached or the maximum number of shares is acquired.

However, the Company reserves the right to temporarily suspend or early terminate the execution of the Third Tranche if any circumstance so advises or requires.

1 The term “Program Scheme” shall have the same meaning as that set out in the II for the Execution of the First Tranche.

2 However, for each “Excluded Day”, the execution period may be postponed by one “Trading Day”, up to a maximum postponement until 17 August 2026.

For these purposes, a “Trading Day” means each day on which the Continuous Market is scheduled to be open for trading during normal market hours.

For these purposes, an “Excluded Day” means any Trading Day on which: (i) any Trading Venue does not open for the entire regular trading session; (ii) any Trading Venue imposes a suspension or limitation on the trading of BBVA shares for the entire regular trading session; (iii) the trading price of BBVA shares on any Trading Venue is below their nominal value for the entire regular trading session; or (iv) the Company has suspended the execution of the Third Tranche.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Trading Venues:	Purchases shall be made on the Spanish electronic trading system – Continuous Market (the “Continuous Market”) and on the Cboe Europe, Turquoise Europe and Aquis Exchange trading platforms (each of them, together with the Continuous Market, a “Trading Venue” and, jointly, the “Trading Venues”).

Manager of the Third Tranche:	The execution of the Third Tranche will be carried out externally through Citigroup Global Markets Europe AG (the “Manager”), which will make its decisions regarding the timing of the purchases of BBVA shares independently of the Company.

Minimum Number of Shares Per Day:	The Manager shall purchase at least 500,000 BBVA shares on each Trading Day (which is not an Excluded Day nor a Disrupted Day3), unless the Manager determines that it would not be possible to achieve the Minimum Number of Shares Per Day without breaching the restrictions and limitations under Delegated Regulation (EU) 2016/1052. Any such occurrence shall be duly disclosed in the periodic communications made in accordance with the Regulations, stating the reason why the Minimum Number of Shares Per Day was not purchased.

Other conditions:

The own shares will be purchased observing in all cases the conditions and limits established in the Regulations.   In particular, it is placed on record that no more than 25% of the average daily volume of BBVA shares on the Trading Venue on which the purchase is carried out will be acquired on any Trading Day, such average daily volume being calculated in accordance with Article 3(3)(a) of Delegated Regulation (EU) 2016/1052 (i.e., the average daily trading volume on each Trading Venue during the month preceding the publication of this announcement), excluding block trades and dark pools.

Accordingly, the maximum number of shares that may be purchased per day under the Third Tranche on each Trading Venue, throughout its duration, will be as follows:

Continuous Market: 3,549,316 shares.

Cboe Europe: 1,476,879 shares.

Turquoise Europe: 154,445 shares.

Aquis Exchange: 322,959 shares.

The share purchase transactions carried out, as well as the completion or, as the case may be, the temporary suspension of the execution of the Third Tranche, will be duly communicated in accordance with the Regulations.

Madrid, 30 April 2026

3 For these purposes, a “Disrupted Day” means any Trading Day on which: (i) any Trading Venue is closed for a substantial part of (but not all) its regular trading session or closes significantly earlier than its scheduled closing time, or there is a significant disruption to trading on any Trading Venue; or (ii) any Trading Venue imposes a suspension or limitation on the trading of BBVA shares for a substantial part of (but not all) the regular trading session; (iii) the trading price of BBVA shares on any Trading Venue is below their nominal value for a substantial part of the regular trading session; or (iv) the trading volume of BBVA shares on any Trading Venue (excluding block trades, dark pools and opening and closing auctions) is less than three times the Minimum Number of Shares Per Day.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: April 30, 2026
	By:	/s/ José María Caballero Cobacho
	Name:	José María Caballero Cobacho
	Title:	Head of ALM